Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Hortonworks, Merger Sub and Cloudera.

October 3, 2018

Joining Forces with Cloudera: Creating the World’s Leading Next Generation Data Platform

By Rob Bearden

Today we made a very exciting announcement about the future of Hortonworks – we announced that we have agreed to combine with Cloudera in a merger of equals. Together, Hortonworks and Cloudera will create the industry’s first enterprise data cloud for enabling actionable insights from the Edge to AI. This exciting combination will expand our customer reach and opportunity, as we accelerate innovation for IoT, streaming, hybrid cloud, data management, data warehousing and machine learning/AI.

We are witnessing the biggest business model transformation since the Industrial Revolution. The modern data architecture grows more complex and demanding each day as the volume of data continues to explode. Since our founding in 2011, Hortonworks has worked tirelessly to enable the modern data architecture, of which hybrid (multi-cloud, on-premises and at the Edge) is a key feature. We were the first in our industry to introduce a service that connects data platforms on multiple tiers, and on a global scale. We have taken Hortonworks from a leading Hadoop provider to one of the industry’s premier global data management platform companies, and we have defined the next generation data architecture to address a very large, complex and fast growing market.

Now is the time for us to accelerate our growth and Cloudera is the right organization to join us as we embark on the next chapter of our evolution.

Cloudera has a like-minded approach to next generation data management and analytics solutions for hybrid deployments. Like Hortonworks, Cloudera believes data can drive high velocity business model transformations, and has innovated in ways that benefit the market and create new revenue opportunities. We are confident that our combined company will be ideally positioned to redefine the future of data as we extend our leadership and expand our offerings.

This transformational event will create benefits and growth opportunities for our stakeholders. Together with Cloudera, we will accelerate market development, fuel innovation and produce substantial benefits for our customers, partners, employees and the community.

By merging Cloudera’s investments in data warehousing and machine learning with Hortonworks’ investments in end-to-end data management, we are generating a winning combination, which will establish the standard for hybrid cloud data management.

Unleashing the Enterprise Data Cloud

A platform is only as good as its community – and we are expanding and enhancing both. Since our founding, we have known that nothing beats community-based open source innovation. We will offer a superior unified platform built on open source standards that is simpler for partners to integrate and connect to, and together, we’ll serve more than 800 customers with over $100,000 in ARR, through enhanced partnerships with public cloud vendors and systems integrators.

As we identified with the Open Hybrid Architecture Initiative, containers will play a more significant role in enabling cloud-like architectures that customers can run anywhere with decoupled compute and storage. In simple terms, our customers will experience the cloud inside their own data centers just like they do in the public cloud. Powering a public cloud experience everywhere is key to widespread adoption. The first enterprise data cloud fulfills this cloud everywhere vision and provides the ease of use and elasticity of the public cloud from the data center, to the Edge and everywhere in between.

In short, we will be able to deliver a superior unified platform and clear industry standard based on open source. We will empower data-driven innovation for the benefit of the open source community.

Sharing Similar Cultures Grounded in Innovation and Integrity

Both of our organizations believe that the best way to improve the community is through an approach that is flexible, unified and open. Our companies are each grounded in innovation and integrity and share a commitment to customer success.

Over the years, Cloudera has developed a great respect and admiration for our highly talented workforce. We are excited that the employees of the combined company will thrive as the organization invests in its people and enhances career opportunities and skill sets.

Looking Ahead

We currently expect to close the transaction during the first quarter of calendar year 2019, following stockholder approval, U.S. regulatory clearance and other customary closing conditions. In the meantime, Hortonworks and Cloudera will continue to operate as separate companies as we begin planning to capitalize on the best practices from both companies to strengthen our growth prospects and better serve our customers.

I hope you share my excitement about the future of data, the future for Hortonworks and the tremendous opportunities ahead. Thank you for your continued support.

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera, Inc. (“Cloudera”) and Hortonworks, Inc. (“Hortonworks”), Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Hortonworks and Cloudera and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, HORTONWORKS’ AND CLOUDERA’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF HORTONWORKS AND CLOUDERA WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Hortonworks and Cloudera, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Hortonworks and Cloudera make available free of charge at www.hortonworks.com and www.cloudera.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Hortonworks, Cloudera and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Hortonworks and Cloudera in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. Security holders may obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. To the extent the holdings of Hortonworks securities by Hortonworks’ directors and executive officers or the holdings of Cloudera securities by Cloudera’s directors and executive officers have changed since the amounts set forth in Hortonworks’ or Cloudera’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Hortonworks’ website at www.hortonworks.com and Cloudera’s website at www.cloudera.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Hortonworks or Cloudera may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Hortonworks or Cloudera to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Hortonworks or Cloudera does business, or on Hortonworks’ or Cloudera’s operating results and business generally; (v) Hortonworks’ or Cloudera’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Hortonworks or Cloudera may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Hortonworks or Cloudera may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Hortonworks and Cloudera are set forth in their respective filings with the SEC, including each of Hortonworks’ and Cloudera’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors” and Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Hortonworks’ most recent Quarterly Report on Form 10-Q and Cloudera’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Hortonworks and Cloudera and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Hortonworks and Cloudera file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Hortonworks and Cloudera assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.